SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MANHATTAN PHARMACEUTICALS, INC
(Name of Issuer)

COMMON STOCK, par value $.001 per share
(Title of Class of Securities)

563 118 108
(CUSIP Number)

January 7, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)

|X|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563 118 108	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Atlas Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) |_|
(b) |_|

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		1,818,182

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,818,182
PERSON

WITH
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,818,182

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *	|_|
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON *
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 563 118 108	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Balyasny Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) |_|
(b) |_|

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		1,818,182

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,818,182
PERSON

WITH
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,818,182

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *	|_|
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON *
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 563 118 108	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Dmitry Balyasny

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) |_|
(b) |_|

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		1,818,182

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,818,182
PERSON

WITH
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,818,182

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *	|_|
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON *
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1	(a) Name of Issuer:

Manhattan Pharmaceuticals, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

787 Seventh Avenue, 48th Floor New York, NY 10019

Item 2	(a) - (c) This statement is filed on behalf of the following:

(1) Atlas Fund, LLC, a Delaware limited liability company with its principal business office at 181 West Madison, Suite 3600, Chicago, IL 60602.

    (2)        Balyasny Asset Management, LLC, a Delaware limited liability company with its principal business office at 181 West Madison, Suite 3600, Chicago, IL 60602. Balyasny Asset Management, LLC owns all of the equity interest in Atlas Fund, LLC.

    (3)        Dmitry Balyasny, a United States citizen whose business address is 181 West Madison, Suite 3600, Chicago, IL 60602. Dmitry Balyasny owns 65% of the equity interest in Balyasny Asset Management, LLC.

(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

(e)	CUSIP Number:

563 118 108

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Atlas Fund, LLC

(a)	Amount Beneficially Owned:

1,818,182 shares

Page 5 of 9 Pages

(b)	Percent of Class:

6.8%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

1,818,182 shares

(ii)	shared power to vote or to direct vote:

none

(iii)	sole power to dispose or direct disposition of:

1,818,182 shares

(iv)	shared power to dispose or to direct disposition of:

none

Balyasny Asset Management, LLC

(a)	Amount Beneficially Owned:

By virtue of its ownership of 100% of the equity interest in Atlas Fund, LLC, Balyasny Asset Management, LLC may be deemed to beneficially own the 1,818,182 shares of the Company’s Common Stock beneficially owned by Atlas Fund, LLC.

(b)	Percent of Class:

6.8%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

1,818,182 shares

(ii)	shared power to vote or to direct vote:

none

Page 6 of 9 Pages

(iii)	sole power to dispose or direct disposition of:

1,818,182 shares

(iv)	shared power to dispose or to direct disposition of:

none

Dmitry Balyasny

(a)	Amount Beneficially Owned:

By virtue of his ownership of 65% of the equity interest in Balyasny Asset Management, LLC, which owns 100% of the equity interest in Atlas Fund, LLC, Mr. Balyasny may be deemed to beneficially own the 1,818,182 shares of the Company’s Common Stock beneficially owned by Atlas Fund, LLC.

(b)	Percent of Class:

6.8%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

1,818,182 shares

(ii)	shared power to vote or to direct vote:

none

(iii)	sole power to dispose or direct disposition of:

1,818,182 shares

(iv)	shared power to dispose or to direct disposition of:

none

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Page 7 of 9 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2004.

ATLAS FUND, LLC
By: /s/ Scott H. Schroeder
Scott H. Schroeder
Managing Director--Finance and
General Counsel
BALYASNY ASSET MANAGEMENT, LLC
By: /s/ Scott H. Schroeder
Scott H. Schroeder
Managing Director--Finance and
General Counsel
/s/ Dmitry Balyasny
Dmitry Balyasny

Page 9 of 9 Pages